Contact

www.linkedin.com/in/janvidic (LinkedIn)

Top Skills

Blockchain Analysis
web3.js
Training

Languages

English (Full Professional)
German (Limited Working)
Slovenian (Native or Bilingual)
Serbian (Limited Working)

Certifications

Apple Certified Associate - Mac Management
M312: Diagnostics and Debugging
Certified Blockchain Solution Architect (CBSA)
Cisco Certified Network Associate (CCNA)
M102: MongoDB for DBAs

Honors-Awards

ZOTKS Young Researchers of Slovenia, 1st place in Informatics

Publications

Android application for measuring heart rate - TuDup
Platform for video on demand

Jan Vidic

CTO at Niftify
Slovenia

Summary

Positive and team-working person.

Experience

Niftify

Chief Technology Officer
August 2021 - Present (1 year 6 months)
Ljubljana, Slovenia

Niftify™ is an NFT launchpad and marketplace, where you'll be able to create, buy, sell, and most noticeably, swap NFTs with other NFT owners.

Niftify sees beyond the current use case of NFTs in traditional media such as art, music, and gaming assets, and envisions a future where every digital and physical object or asset can be tokenized as an NFT, tradable on Niftify.io.

Inquiries: jan@niftify.io

Proxima Interactive

5 years 1 month

Co-Founder
January 2018 - Present (5 years 1 month)
Ljubljana, Slovenia

Team Lead, Blockchain, Solidity, MongoDB, AWS, Angular, Node.js, Nest.js, Native Script, UX, UI, Team management, Project management,

Chief Technology Officer
January 2018 - August 2021 (3 years 8 months)
Ljubljana, Slovenia

Skillsoft

Blockchain Specialist
July 2018 - Present (4 years 7 months)
Amsterdam, North Holland, Netherlands

Instructor for classes:

U67882G | Blockchain Architecture Training

U67945G | Blockchain Ethereum Training: Hands-on Development Bootcamp

The Mathematical Games Company Limited (TMGCL)
Technical Lead and Chief Architect (Consultant)
January 2017 - Present (6 years 1 month)
London, England, United Kingdom

Teamplay
Founder and CEO
March 2019 - May 2021 (2 years 3 months)
Ljubljana

Principle Network
Co-Founder, CTO
December 2017 - December 2018 (1 year 1 month)
Ljubljana, Slovenia

https://principle.network/

Multimedia Vision d.o.o.
Developer
July 2015 - February 2018 (2 years 8 months)
Ljubljana, Slovenia

Larger projects: Content Management System - mediatransformCMS, Conference Voting System for National Assembly, HTML5 Applications for TV Set-top box

Development: Node.js, MongoDB, Restify, RabbitMQ, Underscore, Mongoose, MSSQL, MySQL, pm2, git, Swagger, Java, jenkins, Elastic Search, Kibana, LogStash, FileBeat

System administration: VmWare ESX, VmWare VM backup and administration, Nginx, Nagios, Let's Encrypt, OpenVPN, imageflow, DNS, networking, Linux and Windows administration, MediaWiki

Other: Company Google apps, Paypal, Apple Developer and eBay account management, Jorani HR management tool

Laboratory for Telecommunications Faculty of Electrical Engineering - LTFE
Researcher

June 2008 - June 2016 (8 years 1 month)

Telecommunications, Cisco Certification CCNA, Video Production, Video Editing, Project engineering, Apple Certified Trainer, Teaching, University Teaching, Amateur Radio Operator Certification, Apple Certification

———

Education

Faculty of Electrical Engineering, University of Ljubljana
Master's Degree, Telecommunications Engineering · (2014 - 2016)

Faculty of Electrical Engineering, University of Ljubljana
Bachelor's Degree, Telecommunications Engineering · (2010 - 2014)

Gimnazija Vič
General Certificate of Secondary Education, General Studies · (2006 - 2010)